Filed by CH2M HILL Companies, Ltd.

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: CH2M HILL Companies, Ltd.

Commission File No. 000-27261

This filing relates to the proposed merger of CH2M HILL Companies, Ltd., a Delaware corporation (“CH2M”) with and into Basketball Merger Sub Inc. (“Merger Sub”), a Delaware corporation and a wholly-owned subsidiary of Jacobs Engineering Group, Inc., a Delaware corporation (“Jacobs”), pursuant to the terms of that certain Agreement and Plan of Merger, dated as of August 1, 2017, by and among CH2M, Merger Sub and Jacobs.

Frequently Asked Questions and Answers
about the Transaction with Jacobs

We have been accumulating questions received related to our August 2, 2017 announcement of our proposed acquisition by Jacobs.  To ensure we are communicating with similar information and on substantially the same basis, questions are being categorized into general themes as we are not able to respond to each individual question.

We understand that you want answers.  Many of your questions will be answered in detail in the definitive proxy statement/prospectus that will be delivered to stockholders, and therefore will not be answered substantively in this Frequently Asked Questions document.  For example, questions regarding the specific mechanics of what happens to various forms of CH2M stock — stock options, restricted stock, restricted stock units, phantom stock, stock appreciation rights, etc. — and associated tax scenarios will be answered in the definitive proxy statement/prospectus.  In this regard, in connection with the proposed acquisition of CH2M by Jacobs pursuant to the terms of an Agreement and Plan of Merger (“Merger Agreement”) by and among CH2M, Jacobs and Merger Sub, Jacobs filed with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (the “Form S-4”) on September 19, 2017, Amendment No. 1 to the Form S-4 on October 24, 2017 and Amendment No. 2 to the Form S-4 on November 8, 2017, which filings contain a proxy statement of CH2M and a prospectus of Jacobs. The Form S-4 (as amended) was declared effective on November 9, 2017, and the definitive proxy statement/prospectus was mailed or otherwise disseminated to CH2M’s stockholders on or about November 10, 2017.  When the definitive proxy statement/prospectus is approved by the SEC, stockholders will have at least 20 business days to review its contents, including the frequently asked questions set forth therein, following the filing.  Importantly, once the definitive proxy statement/prospectus is filed with the SEC, other communication streams and channels will be utilized to help you understand the detailed information set out in the proxy statement/prospectus.

There are times when we don’t have (and may not have for some time) answers to your questions, or you may have questions that pertain to hypothetical decisions or scenarios, and therefore we are not in a position at this time to provide an answer.  However, when we do have additional answers to questions that we can provide in this Frequently Asked Questions document, we will respond via updates, which will be filed with the SEC and posted at ir.ch2m.com.  An alert will be sent when information is made available.  If you haven’t already, please sign up to receive alerts at ir.ch2m.com to be notified when updated Frequently Asked Questions or other information is posted.  You are also encouraged to review the FAQs that were posted when the Merger Agreement was announced.

Section 1 — Stock/Proxy

1.              Q: What happens to my stock options at transaction close? [Posted 8/29/2017]

A:                                   The specific mechanics of what happens to stock options, including with respect to payments associated with such stock options, will be set forth in detail in the definitive proxy statement/prospectus that will be delivered to stockholders of CH2M.  The definitive proxy statement/prospectus will also provide information related to taxes associated with the treatment of stock options under the Merger Agreement.  Please note, except for stock options set to expire or terminate before transaction close (see answer to Section 1 - Stock, Question 2, below), stock option holders do not need to take any action to preserve such options for purposes of receiving the cash payment consideration that will be determined in accordance with the terms of the Merger Agreement.  Stock option holders are encouraged to review the Merger Agreement, and the definitive proxy statement/prospectus when provided, and to seek their own financial and/or tax planning advice.

2.              Q: Does an employee forfeit any stock options by leaving the company before CH2M’s acquisition by Jacobs is complete? [Posted 8/29/2017]

A:                                   Yes.  Regardless of the reason for the termination of employment, any unvested stock options will be forfeited on the employee’s date of termination and will be canceled.

Except in instances of retirement, disability or death (as defined in the 2009 Amended and Restated Stock Option Plan), if an employee’s employment is or was terminated voluntarily or involuntarily, the individual will have three (3) months from the termination of employment date in which to exercise any vested stock options.  The individual must exercise those stock options before the three (3) month period expires if the deadline will be before the transaction close date.  If such three (3) month period extends to or beyond the transaction close date and the vested stock options are not exercised prior to the transaction close date, then the vested stock options will be treated in accordance with the Merger Agreement.  (See answer to Section 1 — Stock, Question 1, above.)  Stock options that are set to expire or terminate prior to transaction close that are not exercised prior to expiration or termination will be forfeited and canceled on the applicable expiration or termination date.

For an employee whose termination of employment results or resulted from retirement, disability or death (as defined in the 2009 Amended and Restated Stock Option Plan), the individual (or the individual’s estate) has one (1) year from the termination of employment date in which to exercise any vested stock options.  Such an individual must exercise those Stock Options before the one (1) year period expires if the deadline will be before the transaction close date.  If such one (1) year period extends to or beyond the transaction close date and the vested stock options are not exercised prior to the transaction close date, then the vested stock options will be treated in accordance with the Merger Agreement.  (See answer to Section 1 — Stock, Question 1, above.)  Again, stock options that are set to expire or terminate prior to transaction close that are not exercised prior to expiration or termination will be forfeited and canceled on the applicable expiration or termination date.

3.              Q: How will stock options be handled for those that have recently resigned from the company and have 3 months to exercise their options, both as it relates to vested and non-vested options? [Posted 8/29/2017]

A:                                   See answer to Section 1 — Stock, Question 2, above.

4.              Q: Does an employee forfeit any restricted stock or restricted stock units by leaving the company before CH2M’s acquisition by Jacobs is complete? [Posted 8/29/2017]

A:                                   Yes.  Regardless of the reason for the termination of employment, any unvested restricted stock or restricted stock units will be forfeited on the employee’s date of termination and will be canceled.

5.              Q: What happens to my stock appreciation rights (SARs) at transaction close? [Posted 8/29/2017]

A:                                   The specific mechanics of what happens to stock appreciation rights (SARs), including with respect to payments associated with such SARs, will be set forth in detail in the definitive proxy statement/prospectus that will be delivered to stockholders of CH2M.  The definitive proxy statement/prospectus will also provide information related to taxes associated the treatment of SARs under the Merger Agreement.  SAR holders are encouraged to review the Merger Agreement, and the definitive proxy statement/prospectus when provided, and to seek their own financial and/or tax planning advice.

6.              Q: When is the next CH2M stock trade? [Posted 8/29/2017]

A:                                   As previously announced and in light of our proposed transaction with Jacobs, no further internal market or quarterly trades of CH2M stock will take place. We expect this transaction to close before the end of this calendar year, but we cannot yet predict exactly when.

7.              Q: How does the payment of consideration in 60% cash / 40% Jacobs stock work?  What does this mean exactly, how do I choose, when do I choose, etc.? [Posted 8/29/2017]

A:                                   The specific mechanics of what happens to directly held CH2M stock, equity plan stock, and stock in benefit plans (e.g., the 401(k) Plan, Deferred Compensation Plan, Senior Executive Retirement and Retention Plan, the ISVEU Plan, etc.) under the Merger Agreement, including with respect to consideration to be received and any elections to be made, will be set forth in detail in the definitive proxy statement/prospectus that will be delivered to stockholders of CH2M.  The definitive proxy statement/prospectus will also provide information related to various tax scenarios associated with the Merger Agreement.  Stockholders and plan participants are encouraged to review the Merger Agreement, and the definitive proxy statement/prospectus when provided, and to seek their own financial and/or tax planning advice.

8.              Q: Will CH2M stockholders be taxed at closing on the sales of shares held directly, including for proceeds received in Jacobs stock? [Posted 8/29/2017]

A:                                   The definitive proxy statement/prospectus will provide information related to various tax scenarios associated with the Merger Agreement.  Stockholders are encouraged to review the Merger Agreement, and the definitive proxy statement/prospectus when provided, and to seek their own financial and/or tax planning advice.

9.              Q: Will CH2M shareholders be taxed on proceeds from the sale of shares within the 401(k)? [Posted 8/29/2017; Updated 10/26/2017]

A:                                   Stockholders, including 401(k) Plan participants, are encouraged to seek their own financial and/or tax planning advice.

10.       Q: If I want to know more information about Jacobs and the proposed transaction, where do I find it? [Posted 9/12/2017]

A:                                   In addition to the public filings with the U.S. Securities and Exchange Commission, there also is a lot of information available through the CH2M Investor Relations site and posted on the CH2M Virtual Office.  You may also obtain additional information about the transaction at www.Jacobs.com/CH2M.  We encourage you to read the information that has been, and will be, made available to you to learn as much as possible about the proposed transaction and Jacobs.

11.       Q: When can we expect the proxy to be released? [Posted 9/12/2017]

A:                                   We expect the initial proxy statement/prospectus to be filed with the U.S. Securities and Exchange Commission, or SEC, by the end of September 2017, and the definitive proxy statement/prospectus to be mailed to stockholders following clearance by the SEC.

12.       Q: What type of information should we plan to see within the proxy? [Posted 9/12/2017]

A:                                   The proxy statement will contain material information regarding CH2M, Jacobs and the proposed transaction with Jacobs so that CH2M’s stockholders can make an informed decision on how to vote with respect to the approval of the merger and certain other related matters that will be described in the proxy statement. The key transaction documents and other documents relating to the stockholders’ vote and receipt of the cash and Jacobs stock in exchange for your CH2M shares will be included with the proxy statement. Letters containing instructions and explanations will accompany the proxy statement, and are similar to the letters that accompany the annual proxy statement CH2M mails to its stockholders each year.

13.       Q: If we do not understand information published in the proxy, how and to whom do we ask questions? [Posted 9/12/2017]

A:                                   The proxy statement will contain information for certain parties you may contact, depending on the nature of your question.

14.       Q: How do I update my contact information to make sure I receive my proxy materials? [Posted 9/12/2017]

A:                                   Please refer to Section 6 for more information on updating your contact information.

15.       Q:  Will the definitive proxy statement / prospectus, which includes information related to various tax scenarios associated with the Merger Agreement, be available online? Or will materials only be sent via postal mail? How can individuals access this information?  [Posted 10/26/2017]

A:                                   Individuals may obtain free copies of the current proxy statement/prospectus (and the definitive proxy statement/prospectus when available), as well as other filings containing information about Jacobs and CH2M, without charge, at the SEC’s Internet website (http://www.sec.gov).  Copies of these documents may also be obtained for free from the companies’ websites at www.jacobs.com or www.ch2m.com.

To update your contact information, see answers to Section 6 — Updating Information, below.

16.       Q.  I heard that a preliminary proxy statement/registration statement on Form S-4 (the “S-4”) was filed, but I can’t find it.  How do I access the S-4? [Posted 11/02/2017]

A:                                   The amended S-4 registration statement containing the preliminary proxy statement/prospectus for the proposed merger was filed with the U.S. Securities & Exchange Commission (the “SEC”) on Tuesday, October 24, 2017. The amended Form S-4 is available on www.sec.gov under the filings for Jacobs Engineering Group Inc.

17.       Q.  When will the final S-4 and proxy materials be available? [Posted 11/02/2017]

A:                                   The S-4, as amended, when cleared by the SEC, will serve as both the prospectus for the shares of Jacobs common stock being issued to CH2M stockholders in connection with the Merger and as the proxy statement for the special meeting of CH2M stockholders related to the Merger. Once clearance is received from the SEC, a final document will be filed and distributed to CH2M stockholders in connection with the special meeting of CH2M stockholders where CH2M stockholders will be asked to approve the merger agreement. The final Form S-4, will also be available on www.sec.gov under the filings for Jacobs Engineering Group Inc.

18.       Q.  If I am traveling and therefore may not be at home when the proxy materials are mailed, how can I receive the proxy materials and vote?  How can I receive the election form? [Posted 11/02/2017; Updated 12/05/2017]

A:                                   Computershare commenced mailing of the proxy materials, including the proxy statement and ballot, on November 10, 2017.  Additionally, Computershare emailed the proxy materials to stockholders who have an email address on file with Computershare and/or Fidelity.  You may use the control number provided to you in those materials to vote your shares online at www.envisionreports.com/ch2m. Please note that if you are a direct holder of CH2M stock and a participant in the CH2M 401(k) Plan, you will receive two sets of proxy materials and will have two control numbers to vote your shares online. Separately, at around the same time, Wells Fargo mailed election forms to stockholders. Stockholders may make an election regarding the merger consideration by timely mailing the election form back to Wells Fargo or timely submitting the election online pursuant to the instructions on the election form. Please note that you will receive up to four election forms depending on how you own your shares.

Wells Fargo emailed copies of the election forms and the related control numbers to all stockholders and participants in the CH2M 401(k) Plan who had an e-mail address on file with Computershare on December 1, 2017.

Please see Question 29 (Section 1 — Stock/Proxy) for more information on the four election forms, and Question 26 (Section 1 — Stock/Proxy)for the applicable deadlines for submitting proxy votes and election forms.

19.       Q.  When will the special meeting of CH2M stockholders be held? [Posted 11/02/2017]

A:                                   The date of the special meeting of CH2M stockholders will be included in the final S-4.  We anticipate the meeting will occur before the end of 2017.

20.       Q.  How do I find cost basis information for my directly held shares of CH2M Common Stock? [Posted 11/02/2017]

A:                                   The cost-basis information can be found in Computershare by following these instructions:  You may view your account at Computershare by logging into your account at www.computershare.com/ch2m, or if you are an active employee you can access the site with the ease of single sign-on from the Virtual Office under About Us | Employee Ownership. Once you are on the “My Holdings” screen, select the “View Account” button next to “Equity Holdings” and/or “PDSPP Shares”. Equity Holdings reflects all your direct shares you hold that weren’t acquired via the Payroll Deduction Stock Purchase Plan (“PDSPP”). PDSPP Shares reflects all your shares you acquired via the PDSPP. Click on the History tab at the top of the page which will take you to the Transaction History page.  Click on either “PDSPP” and/or “Common Stock” to view your history and cost-basis information.

21.       Q.  How will I receive the merger consideration, whether it is cash or shares of Jacobs stock, for my directly held shares if I submit my election form timely? [Posted 12/05/2017]

A:                                   If the Merger closes, Computershare will mail a physical check in $USD to stockholders at their address on file with Computershare for the portion of the merger consideration being paid in cash.

For the portion of the merger consideration being issued in the form of shares of Jacobs stock, such shares will be deposited into each stockholder’s established account at Computershare.

22.       Q.  How will I receive the merger consideration, whether it is cash or shares of Jacobs stock, for shares held within my 401(K)?  [Posted 12/05/2017]

A:                                   If the Merger closes and your Plan account is invested in the Plan’s CH2M Hill Stock Fund at that time, then, in exchange for the portion of your Plan account that is invested in CH2M Shares, your Plan account will receive your allocation of the merger consideration.  Any shares of CH2M common stock (“CH2M Shares”) for which your Plan account is to receive stock consideration will be exchanged for shares of Jacobs common stock (“Jacobs Shares”).  Any CH2M Shares for which your Plan account is to receive cash consideration will be converted to cash. The proportion of the merger consideration that is either Jacobs Shares and cash will depend on the instructions you give relating to the proposed Merger, the elections made by the Newport Trust Company (the Plan’s independent fiduciary) and any proration and allocation procedures resulting from the agreement that documents the Merger.

The Jacobs Shares that your Plan account receives as merger consideration will, when the blackout period ends, be invested in the Plan’s new Jacobs Stock Fund.  Once these amounts are credited, the Jacobs Stock Fund will be frozen as to new investments, so you will be unable to invest any new or existing amounts in your Plan account in the Jacobs Stock Fund.

The cash that your Plan account receives as merger consideration will be, when the blackout period ends, invested in the Plan’s qualified default investment option, which is the Plan’s LifePath® Index Funds L based on your date of birth.

23.       Can you explain the costs associated with selling or transferring shares of Jacobs common stock that I receive as consideration for my directly held shares that will be held in my Computershare account after the transaction closes? [Posted 12/05/2017]

A:                                   Once the shares of Jacobs common stock are deposited into your Computershare account, you can sell those shares through Computershare by paying a transaction fee of $15 plus a $0.06 per share fee. If you would like to transfer the shares of Jacobs common stock out of your Computershare account and into a personal brokerage account, you will pay a $35 broker transfer fee. If you would like to transfer the Jacobs shares out of your Computershare account and into an account with the transfer agent used by Jacobs (currently Wells Fargo), you can do so at no cost. If you continue to hold the shares of Jacobs common stock in your Computershare account one year following the close of the transaction, you will be charged an annual account maintenance fee of $50 which will be satisfied through an automatic sale of shares of Jacobs common stock.

24.       In what currency will I receive the cash portion of my elections? [Posted 12/05/2017]

A:                                   The cash portion of the merger consideration will be paid in U.S. Dollars.

25.       Who should I contact if I have questions concerning the Merger, the CH2M Special Meeting or the Proxy Statement / Prospectus, need help voting my shares of CH2M Common Stock or CH2M Preferred Stock, or would like additional copies, without charge, of the Proxy Statement/Prospectus, the election forms, the proxy card, or voting instruction form? [Posted 12/05/2017]

A:                                   Please contact CH2M’s proxy solicitor:

Georgeson LLC
Toll Free: (888) 566-8006
1290 Avenue of the Americas, 9th Floor
New York, New York 10104

26.       What are the deadlines for voting and making my elections?  [Posted 12/05/2017]

A:                                   The voting and election deadlines are as follows:

401(K) Election Instruction Deadline | 5:00 p.m. Eastern time on December 8, 2017.

401(K) Proxy Vote Instruction Deadline | 11:59 p.m. Mountain time on December 8, 2017.

Direct Stock Election Deadline | 5:00 p.m. Eastern time on December 12, 2017.

Direct Stock Proxy Vote Deadline | 11:59 p.m. Mountain time on December 12, 2017.

Special Stockholder Meeting | 10:00 a.m. Mountain time on December 13, 2017.

27.       How do I certify my account with Computershare?  [Posted 12/05/2017]

A:                                   If you have not previously done so, please certify your account with Computershare if you wish to avoid back-up tax withholding on any cash distribution from your directly held stock as a result of the Jacobs transaction.

To certify your taxpayer identification number (Social Security number in the U.S.) access your Computershare account at www.computershare.com/ch2m, or access the site with the ease of single sign-on from the Virtual Office under About Us | Employee Ownership. Once you’re on the “My Holdings” screen, select the “View Account” button next to “Equity Holdings” or “PDSPP Shares. If your account isn’t certified, you will be taken to a screen to certify your account online. Follow the instructions provided to submit your certification. Alternatively, once you’re in your Equity Holdings or PDSPP Shares account, you can select “My Profile” on the right-hand side of the screen, then select “Update” under “Tax Certification” and follow the instructions.

Please note if you’re accessing your account at www.computershare.com/ch2m you’ll need to use your PIN/Password that you used to access your account to complete the certification process. If you’re accessing the site from the Virtual Office under About Us | Employee Ownership you’ll need to enter your date of birth (mmddyyyy) to complete the certification process. If you see “Update other Accounts in Portfolio,” please make sure you click on “Select All” so all your Computershare accounts are certified automatically.

28.       How do I verify, and if applicable, update my address in Computershare?  [Posted 12/05/2017]

A:                                   You may view your account at Computershare by logging into your account at www.computershare.com/ch2m, or if you are an active employee you can access the site with the ease of single sign-on from the Virtual Office under About Us | Employee Ownership. Once you are on the “My Holdings” screen, select the “View Account” button next to “Equity Holdings” and/or “PDSPP Shares”. Click on the My Profile on the right-hand side of the page and then click on Personal Details to view the contact information that Computershare has on file for you.

If you are an active employee and your contact information is incorrect in Computershare please update your contact information via Direct Access.  This information will then be used to update Computershare’s records.

Pathway to Direct Access:

VO | Employee Solutions Center | Human Resources | Quick Links | Direct Access | Employee Direct Access

If you are unable to update via Direct Access please submit a case online.

To submit a case online :

VO | Employee Solutions Center | Human Resources |Ask Us | Submit & Manage Online Requests

If you are no longer an active employee and your contact information is incorrect in Computershare please contact Computershare directly to update your information on file.

Computershare:  Hours of Operation: Monday-Friday, 3:00 AM EDT to 9:00 PM EDT

Phone: 1.844.549.2426 (CH2M) (Toll Free)

Phone: 1.781.575.3087 (International)

Web: www.computershare.com/ch2m

29.       Why did I receive more than one election form?  [Posted 12/05/2017]

A:                                   Depending on how you own your CH2M shares, you could receive between one and four election forms.  It is important that you make an election for each election form you receive.  The forms you receive could relate to the following based on the shares you own:

1.  Election form for instructing shares held in your 401(K) account with Fidelity.

2.  Election form for directly held shares purchased via the ESPP (a.k.a. the PDSPP).

3.  Election form for restricted stock awards (RSA’s).

4. Election form for all other directly held shares.

30.       Are the proxy statement and the Form S-4 the same document?  [Posted 12/05/2017]

A:                                   The Registration Statement on Form S-4, as amended, filed with the Securities and Exchange Commission by Jacobs relates to the securities to be issued in connection with the proposed merger and contains CH2M’s proxy statement.

For final information relating to CH2M’s special meeting of stockholders to be held on December 13, 2017, please refer to the definitive proxy statement filed by CH2M with the Securities and Exchange Commission on November 9, 2017.

31.       Do I need to return the “Notice of Guaranteed Delivery” form included in the envelope with my election form?  [Posted 12/05/2017]

A:                                   No. The Notice of Guaranteed Delivery form was included as part of Wells Fargo’s standard election form process, but it is not applicable to this transaction and does not need to be returned.

32.       I received several election forms.  How will the proration of the merger consideration be handled across the different types of CH2M stock holdings I have?  [Posted 12/05/2017]

A:                                   As described in Question 29 (Section 1 — Stock/Proxy), stockholders will receive up to four election forms depending on how they hold their shares of CH2M stock.  The proration process will be calculated on aggregate elections to determine if CH2M stockholders have oversubscribed to either cash or stock elections.  Such prorations will then be applied to each type of holding of CH2M stock, so it is important for stockholders to return all election forms in order to receive the desired elections with regard to each share of CH2M stock.

Section 2 - Integration

1.              Q: I have heard about integration planning and the Integration Management Office — what does that mean and what can I expect? [Posted 8/29/2017]

A:                                   Between now and when the transaction closes, we remain two separate, independent companies.  Right now, some initial planning is happening for the post-closing period.  If approved, once we begin integration following the transaction close date, we’ll be bringing together the fabric of two large companies — a complex process that involves both companies’ operations, IT systems, HR, finance, legal, sales, procurement, real estate, policies and procedures, culture, brand and people.  Once we begin integration after the closing, it may take up to two years to fully integrate our organizations.

To manage integration planning and post-closing integration, Jacobs has established an Integration Management Office (IMO), and key leaders from both companies have been selected to manage the process, set key planning milestones and make the integration as effective as possible after closing.  We have announced that Lisa Glatch, EVP CH2M Integration Planning, and Gary Mandel, EVP Jacobs Integration Planning, are responsible for the IMO.  You can expect regular communications as progress is made with the planning and, after the transaction closes, integration.

See also “What are the plans for integrating the two companies? Who will lead the integration effort?” and “What happens next, between now and completion of the transaction?” in the FAQs  that were posted when the merger agreement was announced.

Section 3 — Benefits

1.              Q: Does the announcement of the proposed acquisition of CH2M by Jacobs result in any employee benefit plan changes for any of our global employees? [Posted 8/29/2017]

A:                                   We do not expect this transaction to result in any changes to our employee’s compensation or benefit plans at this time, but Jacobs, with input from CH2M, will be evaluating our current compensation programs and benefits offerings and will provide updates as information becomes available.  See also “What will happen to my pay and benefits?” in the FAQs that were posted when the merger agreement was announced.

2.              Q: What will become of the 401(k) Plan for US employees? [Posted 8/29/2017]

A:                                   We do not expect this transaction to result in any changes to our employee’s compensation or benefit plans at this time, but Jacobs, with input from CH2M, will be evaluating our current compensation programs and benefits offerings and will provide updates as information becomes available.

3.              Q: How will the CH2M stock in my 401(k) Plan account be handled? [Posted 8/29/2017]

A:                                   The specific mechanics of what happens to CH2M stock that is held in the 401(k) Plan under the Merger Agreement, including with respect to consideration to be received and elections to be made, will be set forth in detail in the definitive proxy statement/prospectus that will be delivered to 401(k) Plan participants and stockholders.  The definitive proxy statement/prospectus will also provide information related to various tax scenarios associated with the Merger Agreement.  401(k) Plan participants are encouraged to review the Merger Agreement, and the definitive proxy statement/prospectus when provided, and to seek their own financial and/or tax planning advice.

4.              Q: Will I have to make changes in my 401(k) Plan account through Fidelity to transfer my current CH2M stock holdings to something else? [Posted 8/29/2017]

A:                                   We currently anticipate that you will be permitted to make the same changes to your 401(k) Plan account through Fidelity that you were permitted to make prior to entry into the Merger Agreement until the transaction close date.  In the event a blackout period becomes necessary to facilitate the transaction, we will timely notify you of the blackout period.  If CH2M stockholder and regulatory approval of the Merger Agreement occurs, then after closing, following the conversion of CH2M stock in the 401(k) Plan in accordance with the terms of the Merger Agreement, 401(k) Plan participants will be able to manage their investments and reallocate assets between the available investment options, including with respect to diversification out of Jacobs stock.

5.              Q: When will the Q2 2017 US 401(k) match be made? Will it be made in stock or cash? [Posted 8/29/2017]

A:                                   The Q2 2017 company match in the 401(k) Plan was made in cash.  The Q2 2017 company match was deposited to eligible participants’ 401(k) accounts on Friday, August 18, 2017.  The cash company matching contribution was allocated to the same investment options a participant has directed his or her paycheck deferrals to.  A 401(k) Plan participant can log into www.401k.com to change how his or her paycheck deferrals and cash company matching contributions are allocated between the available investment options.

6.              Q:  What will happen to the CH2M and OMI retiree medical benefits?  Will the retiree medical benefits continue after closing? [Posted 8/29/2017]

A:                                   We do not expect this transaction to result in any changes to our employee’s compensation or benefit plans at this time, but Jacobs, with input from CH2M, will be evaluating our current benefits offerings and will provide updates as information becomes available.

7.              Q: CH2M has a number of professionals for whom flexible work schedules and the ability to work remotely is important for work-life balance. Does Jacobs have a policy that allows for flexible work schedules and the ability to work remotely? [Posted 9/12/2017; Updated 12/05/2017]

A:                                   Questions about flexible working schedules have come up numerous times. Jacob’s HR team and CH2M’s HR team have together reviewed the various flexible working arrangements that each organization supports.  Both organizations support various flexible schedules to accommodate different needs of employees.  In fact, flexible working means different things to different people and both organizations have a variety of practices.  For example, both Jacobs and CH2M have employees that telework. Both organizations have employees that work hours outside of a traditional 9-5 schedule. Both also support part-time employees.  Overall, in conducting the analysis, the HR organizations discovered that there is a great deal of similarity in our approaches to flexible working arrangements and that both organizations permit manager discretion and require manager approval to ensure the business needs can be met. We think that both organizations have good flexible arrangements to accommodate employees’ needs, while also ensuring we can deliver to our clients.

Both Jacobs and CH2M understand the importance of retaining our employee talent, which is vital to the success of our combined organization should the merger agreement be approved and the transaction close. Part of that retention is to continue our practices of flexible work arrangements when the business needs allow. In the future, the combined company will evaluate whether any formal policy is or is not necessary, but in the meantime, we will continue the practices of flexible work arrangements when the business needs allow.

8.              Q:  What happens if I have a currently pending sale request in my 401(k) account? [Posted 9/12/2017]

A:                                   As previously announced, and in light of our proposed transaction with Jacobs, no further internal market or quarterly trades of CH2M stock will take place. We expect this transaction to close before the end of this calendar year, but we can’t yet predict exactly when.  If the Merger Agreement is approved by stockholders and regulatory agencies, CH2M stock sell orders that have been placed at Fidelity and currently are pending within the 401(k) plan will be canceled upon closing of the transaction.  If the acquisition of CH2M by Jacobs is not approved and therefore doesn’t close, your sell order will remain pending at Fidelity to be executed during the next CH2M internal market trade window established by the CH2M Board of Directors unless you revoke such sell order by contacting Fidelity at (800) 835-5098.

9.              Q: Will we have benefits open enrollment for CH2M employees in the U.S. in the Fall of 2017?  What about benefits enrollment periods in other countries? [Posted 9/12/2017]

A:                                   We don’t expect this transaction to result in any changes to our employee’s compensation or benefit plans at this time, but Jacobs, with input from CH2M, will be evaluating our current compensation programs and benefits offerings in connection with planning for integration post-closing and will provide updates as information becomes available. As a result, we are proceeding with our typical benefits enrollment periods at this time. For example, the U.S. open enrollment period usually conducted in October will proceed in the normal course.  Until further information is available, benefits enrollment periods in other countries will continue in the normal course while being evaluated.

10.       Q: I have not used my U.S. floating holiday in 2017. Do I need to use it prior to the transaction close or can I use it as normal (sometime before mid-December)? [Posted 10/10/2017]

A:                                   You do not have to use your U.S. floating holiday prior to the transaction close. You must, however, use it no later than Friday, December 15, 2017, which aligns with the normal cut off period for using your floating holiday.

11.       Q:  Where can I find information about the Severance Pay Plan that will remain in effect for CH2M employees for one year after the close of the transaction? [Posted 10/10/2017]

A:                                   You can find the US Severance Pay plan here by going to the Virtual Office. Click the Employee Solution Center tab and then use the search function to find the U.S. Severance Pay Plan. For employees outside the U.S., statutory or contractual severance will be adhered to after the close of the transaction, as is the case today.

12.       Q:  CH2M frequently has a “soft close” in the US and in other countries in late December. Will we continue this practice for 2017? [Posted 10/10/2017]

A:                                   Business, country and functional need dependent, CH2M will continue its practice of a “soft close” during the weeks of December 18, 2017 and December 25, 2017.  We do anticipate this may be a busier time of year than usual due to the potential close of the transaction, and as such we would also anticipate that employees will need to be more flexible in scheduling time off.  We encourage employees to rest and recharge during the end of the year holiday season, and to work with their supervisors in scheduling that time off. Jacobs follows a similar practice.

13.       Q: The previous answers to several Q&As stated employee benefit plans will remain substantially similar in the aggregate, for at least one year following the completion of the transaction.  Also, it was stated that the announcement of the proposed transaction wasn’t expected to result in any changes to benefit plans at this time.  Now that several weeks have passed, can you provide any further detail regarding what this means?  [Posted 10/10/2017]

A:                                   While employee benefit plans are always subject to change at the Company’s discretion, Jacobs has communicated to CH2M that it is Jacobs’ intent to maintain the CH2M medical and dental programs for the remainder of 2017 and 2018. If the agreement with Jacobs is approved by CH2M stockholders and regulatory agencies and the transaction closes, the combined company will review the U.S. benefit programs during 2018 and will target offering integrated employee benefit plans beginning January 1, 2019.  In other countries, the timing of employee benefit plan integration may occur sooner or later depending on multiple factors, such as applicable local employment laws, required notices, employment contracts, renewal dates, etc.  If, post-closing, the combined company determines there are certain programs or holiday schedules that make sense to integrate sooner than our current expectations, we will communicate such decisions at that time.

14.       Q: Will Jacobs allow U.S. Paid Time Off (PTO) banks to rollover?  What about paid vacation and sick time in other countries?  [Posted 10/10/2017]

A:                                   For U.S. employees, if the agreement with Jacobs is approved by CH2M stockholders and regulatory agencies and the transaction closes, your current accrued but unpaid paid time off will be carried over when the transaction closes if you continue to be employed with the combined company following the closing of the transaction.  The Merger Agreement provides that, in the event employees are, post-close, placed onto Jacobs’ paid time off or vacation policy, program, plan or arrangement, Jacobs will either continue to recognize any paid time off balance theretofore accrued with CH2M or, in lieu of such recognition, make a cash payment to the employee in an amount equal to any such accrued paid time off forfeited.  In other countries, the local requirements and practices vary, and decisions will be made as necessary and appropriate to ensure compliance with local labor laws and employment contracts.

15.       Q: What will happen to the INC, IDC and OMI defined benefit pension plans after the closing of the transaction?  [Posted 10/10/2017]

A:                                   The three defined benefit pension plans sponsored by CH2M have been frozen for most employees for quite some time.  If the agreement with Jacobs is approved by CH2M stockholders and regulatory agencies and the transaction closes, we do not expect this transaction to result in any changes to the three defined benefit pension plans, but as part of the IMO planning stage, Jacobs and CH2M will be evaluating our current benefits plans and will update you as information becomes available.

Certain union employees may still be accruing defined benefit pension plan benefits under the OMI defined benefit pension plan based on their governing collective bargaining agreement. Any changes to such accruals would be subject to collective bargaining with the unions.

If you are a participant in the INC, IDC or OMI defined benefit pension plans, for more information on your defined benefit pension plan benefits, you can contact the CH2M HILL Pension Service Center at (888) 482-6632.

16.       Q:  Will CH2M provide any financial planning resources to its employees relative to the transaction with Jacobs, the merger consideration to be received by stockholders, and the handling of equity and bonus payments within the Merger Agreement?  [Posted 10/26/2017]

A:                                   No.  Any stockholder or employee wishing to obtain tax and/or financial planning advice will need to do so at his or her own cost and through a tax and/or financial planning services advisor he or she trusts.  Stockholders are encouraged to review the Merger Agreement, and the current proxy statement/prospectus and the definitive proxy statement/prospectus when available, and to seek their own financial and/or tax planning advice.

See also Section 1, Question 10, “If I want to know more information about Jacobs and the proposed transaction, where do I find it?” in the FAQs, above.

17.       Q:  What will happen to PTO banks? Carry over? Lose it? Cashed out?  [Posted 10/26/2017]

A:                                   For U.S. employees, your current accrued but unpaid paid time off will be carried over when the transaction closes if you continue to be employed with the combined company following the closing of the transaction.  The Merger Agreement provides that, in the event employees are, post-close, placed onto Jacobs’ paid time off or vacation policy, program, plan or arrangement, Jacobs will either continue to recognize any paid time off balance theretofore accrued with CH2M or, in lieu of such recognition, make a cash payment to the continuing employee in an amount equal to any such accrued paid time off forfeited. In other countries, the local requirements and practices vary, and decisions will be made as necessary and appropriate to ensure compliance with local labor laws and employment contracts.

At this time, no confirmed decisions have been made about PTO policies for the U.S. or other countries for the combined organization.

18.       I have a loan with First Tech Federal Credit Union secured by a portion of my directly held CH2M shares. How does the Jacobs transaction affect my loan? [Posted 12/05/2017]

A:                                   Please contact First Tech Federal Credit Union directly at 866-688-6636, option 1, for loan-related questions.

19.       How do I view the cost basis of shares held in my 401(K) account?  [Posted 12/05/2017]

A:                                   Go to Fidelity | CH2M HILL 401(K) | Investments | Performance and Research and you should see your current balance and cost basis under the CH2M HILL STOCK row.

Section 4 — PDSPP

1.              Q:  What is the status of the Payroll Deduction Stock Purchase Plan (PDSPP)? [Posted 8/29/2017]

A:                                   CH2M is terminating the current offering period under the PDSPP and will be refunding credited PDSPP deductions to participants.  If the agreement with Jacobs is approved by stockholders and regulatory agencies, the PDSPP will terminate at the transaction closing date.  CH2M has discontinued payroll deductions in relation to the PDSPP, and participants with credited PDSPP deductions can expect to receive a refund of those credited deductions no later than September 30, 2017.

Section 5 — DCP/SERRP/ISVEU

1.              Q: What happens to the cash (non-CH2M common stock) portion of my Deferred Compensation Plan balance after the acquisition closes? [Posted 8/29/2017]

A:                                   The acquisition will have no impact on the cash portion of your balance. The cash in your account will continue to be valued according to your investment elections.

2.              Q: What happens to my distribution elections after the acquisition closes? [Posted 8/29/2017; Updated 9/12/2017; Second Update on 10/26/2017]

A:                                   It depends.  Generally, we do not expect this transaction to result in any immediate changes to our employee benefit plans at this time, but Jacobs, with input from CH2M, will be evaluating our current benefits offerings and will provide updates as information becomes available.  However, if the Merger Agreement is approved by CH2M stockholders and regulatory agencies, then for employee participants who experience a separation from service (other than for Cause) within two years following the close of the transaction, the participant will become 100% vested in his or her account and payment of his or her entire account will be made on a lump sum basis as soon as practical after termination of employment (and in any event within 60 days after the termination of employment date).  If the DCP is terminated at some date after transaction close, each participant’s account shall become immediately due and payable, and a lump sum payout to participants of their accounts will occur.  In the event of a termination of the DCP, distributions and the timing of payments to DCP participants will be dictated by the terms of the DCP and applicable laws and regulations.

3.              Q: Will the acquisition impact my Deferred Compensation Plan distributions from the plan if I am already in payment stream? [Posted 8/29/2017]

A:                                   It depends.  Generally, we do not expect this transaction to result in any immediate changes to our employee benefit plans at this time, but Jacobs, with input from CH2M, will be evaluating our current compensation programs and benefits offerings and will provide updates as information becomes available.  However, if the Merger Agreement is approved by CH2M stockholders and regulatory agencies, and if the DCP is terminated at some date after transaction close, each participant’s account shall become immediately due and payable, and a lump sum payout to participants of their accounts will occur, including for participants already in payment stream.  In the event of a termination of the DCP, distributions and the timing of payments to DCP participants will be dictated by the terms of the DCP and applicable laws and regulations.

4.              Q: What happens to my Deferred Compensation Plan balance if I separate from service after the acquisition closes? [Posted 8/29/2017; Updated 10/10/2017]

A:                                   If the Merger Agreement is approved by CH2M stockholders and regulatory agencies, and assuming the DCP is not terminated, then for employee participants who experience a separation from service (other than for Cause) within two years following the close of the transaction, the participant will become 100% vested in his or her account and payment of his or her entire account will be made on a lump sum basis as soon as practical after termination of employment (and in any event within 60 days after the termination of employment date), unless you are a “specified employee” under Section 409A of the Internal Revenue Service Code.

5.              Q: Will the tax treatment of Deferred Compensation Plan distributions change after the acquisition closes? [Posted 8/29/2017]

A:                                   No, the tax treatment of DCP distributions will continue to be governed by IRS taxation rules, and will not change.   Taxes will be withheld from distributions at supplemental tax rates per IRS and state tax regulations.  Total taxes actually paid at the time a participant files his or her taxes will vary based on individual income tax brackets.  DCP participants are encouraged to seek their own financial and/or tax planning advice.

6.              Q: Will I be able to roll my Deferred Compensation Plan balance into another retirement plan after the acquisition closes? [Posted 8/29/2017]

A:                                   No, DCP balances cannot be rolled tax-free into any other plan under any circumstances because IRS regulations prohibit it. There is no specific provision in the Tax Code that allows a non-qualified plan balance to be rolled over on a tax-free basis. Only balances from qualified plans, such as a 401(k), can be rolled over to other qualified plans on a tax-free basis.

7.              Q: What happens to my Deferred Compensation Plan account if the plan is terminated? [Posted 8/29/2017]

A:                                   At this time, there has been no decision made as to whether the DCP will be continued, frozen or terminated.  We do not expect this transaction to result in any immediate changes to our employee benefit, but Jacobs, with input from CH2M, will be evaluating our current compensation programs and benefits offerings and will provide updates as information becomes available.

8.              Q: How will my shares in the Deferred Compensation Plan (DCP) and/or Supplemental Executive Retirement and Retention Plan (SERRP) be voted? And will I be able to make an election for the stock held in my DCP and/or SERRP account(s)? [Posted 9/12/2017]

A:                                   Information regarding the voting and election of shares registered in the name of the DCP/SERRP trust will be set out in the definitive proxy statement/prospectus to be mailed to stockholders following clearance by the SEC.

9.              Q: How will my International Share Value Equivalent Units (ISVEUs) be voted? And will I be able to make an election for my International Share Value Equivalent Units (ISVEUs)? [Posted 9/12/2017]

A:                                   Information regarding the voting and election of shares registered in the name of the ISVEU plan trust will be set out in the definitive proxy statement/prospectus to be mailed to stockholders following clearance by the SEC.

10.       Q:  Will the Deferred Compensation Plan be terminated?  [Posted 10/26/2017]

A:                                   Should the transaction close, Jacobs has no immediate intention of terminating the plan. As with all benefits, Jacobs will continue to evaluate the DCP and communicate future changes, if any.

Section 6 — Updating Information

1.              Q: If I am a CH2M stockholder, who do I contact to ensure my ownership account information is up to date? [Posted 8/29/2017]

A:                                   Computershare

Purpose: To change contact, deposit and account information related to CH2M directly held stock, stock options, restricted stock, and Phantom Stock/SARs and ISVEUs.

Hours of Operation: Monday-Friday, 3:00 AM EDT to 9:15 PM EDT

Phone: 1.844.549.2426 (CH2M) (Toll Free)

Phone: 1.781.575.3087 (International)

Web: www.computershare.com/ch2m

2.              Q: If I am a participant in the 401(K) Plan, who do I contact to ensure my account information is up to date? [Posted 8/29/2017]

A:                                   Who: Fidelity Investments

Purpose: To change contact information related to your 401(k) account.

Phone: 1.800.835.5098 or via their website

3.              Q: If I am a participant in the Deferred Compensation Plan (DCP), who do I contact to ensure my account information is up to date? [Posted 8/29/2017]

A:                                   Who: Newport’s Participant Service Center

Purpose: To change contact information related to your Deferred Compensation Plan (DCP) account.

Phone: 1.800.230.3950

4.              Q: If I am a participant in the Senior Executive Retirement and Retention Plan (SERRP), who do I contact to ensure my account information is up to date? [Posted 8/29/2017]

A:                                   Who: Newport’s Participant Service Center

Purpose: To change contact information related to your Deferred Compensation Plan (DCP) account.

Phone: 1.800.230.3950

5.              Q: Who do I contact to receive CH2M investor relations information and to sign-up to receive CH2M investor relations alerts? [Posted 8/29/2017]

A:                                   Who: CH2M Investor Relations website

Purpose: To receive the latest CH2M investor relations information and to sign-up to receive ir.ch2m.com email alerts.

Please sign up to receive alerts at ir.ch2m.com to be notified of new information.

To change your email address already on file at ir.ch2m.com, please “unsubscribe” from emails received from CH2M Stockholder, and sign up per the above with a new email address

6.              Q: Who do I contact to update my contact information of file with CH2M? [Posted 8/29/2017]

A:                                   Who: EmployeeConnect

Purpose: To change contact information on file with CH2M for current employees and alumni (note, this will not update any records related to Computershare (stockholders), Fidelity (401(k)), or Newport (DCP/SERRP).

Hours of Operation: Monday-Friday, 7 am to 5 pm MDT

Phone: 720.286.4411 (Direct)

Phone: 877.586.4411 (Toll Free)

Section 7 - General

1.              Q: I submitted a specific question that has not been individually answered.  When will we have details to answer very specific questions that employees have about various compensation and benefit programs?  [Posted 9/12/2017]

A:                                   We are tracking all questions that come into OurFuture@CH2M.com and many questions are very specific to individual situations and/or are hypothetical scenarios. As you know from reading the various communications from the Integration Management Office (IMO), we are in the planning phase.  As part of planning, we will identify various work streams that are associated with many of the areas employees are asking questions about. For example, we expect there to be a work stream on benefits.  We do not expect to have answers to specific questions (e.g., will we keep our 401(k), will PTO accruals stay the same, will we retain transit vouchers, will our travel policy remain the same, etc.) immediately. Please keep in mind that we don’t expect this transaction to result in any changes to our employee’s compensation or benefit plans at this time, but Jacobs, with input from CH2M, will be evaluating our current compensation programs and benefits offerings, as well as benchmarking within the market, in connection with planning for integration post-closing. We expect to provide updates as information becomes available, but we also want to set expectations that recommendations and decisions may not, in many cases, be made until sometime in 2018.  If recommendations and decisions are made prior to that, we will communicate with any impacted employee populations.

See also “What will happen to my pay and benefits?” in the FAQs that were posted when the Merger Agreement was announced.

2.              Q:  When will employees know if they have a role with Jacobs and how will employees be selected? [Posted 9/12/2017]

A:                                   As you may have heard, Jacobs has organized an Integration Management Office (IMO) comprised of both Jacobs and CH2M personnel to plan for the integration of the two firms. During this planning stage, the IMO will work on future organizational design and structure, but Jacobs can’t implement anything until after the transaction closes.  If the agreement with Jacobs is approved by stockholders and regulatory agencies, the combined company will have many clients to serve after the transaction closes. Meanwhile, Jacobs and CH2M remain two separate, independent companies, competing in the marketplace business as usual, each of which continue to win and deliver great work. This means that for each company now, and following the close of the transaction if approved, retaining talent as a combined company is and will remain critical.  Indeed, between CH2M and Jacobs, there are roughly 4,000 open requisitions; both companies are in hiring mode!  Although there is never a guarantee that every role will continue, both CH2M and Jacobs leaders believe that this transaction presents excellent opportunities for employees to grow and develop their careers.  Jacobs places utmost priority on retaining CH2M’s very talented employees to build upon the best practices of both firms collectively. If approved, the value of the combined organization is expected to bring great opportunities for most CH2M employees.  As emphasized by Jacobs Chairman and CEO Steve Demetriou, the combination of CH2M with Jacobs is all about accelerating growth, leveraging our joint capabilities to outperform the competition, win business and work on the most exciting projects and programs around the world.

3.              Q:  Is CH2M continuing to hire? [Posted 9/12/2017]

A.                                    Yes, CH2M is absolutely continuing to hire.  CH2M is actively recruiting for client-facing roles. We have over 1,000 requisitions open and we need your help in continuing to hire great employees.

4.              Q:  Will we continue with our normal year-end processes such as MyJourney performance evaluations, merit increases through CWB, and awarding bonuses?  [Posted 9/12/2017]

A.                                    Yes, we will continue with most of our year-end processes, but they may look a little different. HR is working with the business to develop approaches that will be most beneficial to our employees. Bonuses under our incentive compensation plans — Long Term Incentive Plan, Annual Incentive Plan and Performance Bonus Program — will be paid in accordance with the terms of the Merger Agreement. Notably, the continued achievement of CH2M’s corporate performance metric targets for Free Cash Flow and New Gross Margin In remains critically important, and as such we will continue with our year-end performance reviews, though likely modified.  Because our merits increases are normally made during the April timeframe, and we expect the transaction to close before then if approved by stockholders and regulatory agencies, we will be working with Jacobs to coordinate a process to apply after closing that is best for the combined employee population.

5.              Q:  Will the Manager of Talent (MoT) and Manager of Projects (MoP) roles be maintained at Jacobs?  [Posted 9/12/2017]

A.                                    We don’t know the specifics of how the business will be structured at this time. This will be one of many topics that the Integration Management Office (IMO) will be responsible for evaluating during the pre-transaction close planning phase, but no decision, if any, can be implemented until after the transaction closes, if approved.  The IMO will continue to communicate with employees of both companies as the planning process moves forward.

6.              Q:  Employees have asked numerous questions about Jacobs such as:  What is their bonus structure? What are their employee network groups? Will we use our same vendors for contingent labor? Will we continue to use our own tools e.g., Pricer? Does Jacobs have tuition reimbursement? Will our job grades change? etc. [Posted 10/10/2017]

A.                                    Because we are in the integration planning stage, we are at the very beginning of exploring what is similar and what is different as it relates to employee programs. And, there are so many programs and processes, that it is going to take time to evaluate each program. It is important to remember that, if approved by CH2M stockholders and regulatory agencies and the transaction closes, the combined organization of Jacobs and CH2M will not automatically default to Jacobs’ programs (nor CH2M’s programs). The IMO is committed to reviewing the various programs during the planning stage and will make decisions for post transaction close implementation that are in the best interest of the combined firm and its employees.  Those decisions at times may be to assume a program or process that Jacobs uses. In other instances, the decision may be to take on a program or process that CH2M uses. And at other times, an entirely new program or process may be implemented.  When decisions are made and can be communicated, we plan to let employees know.

Section 8 - International Assignments/Immigration

1.              Q:  I am on an international expat assignment. Will the existing terms and conditions of my international assignment continue to be honored, or will they be subject to change?  [Posted 10/26/2017]

A.                                    If the acquisition of CH2M by Jacobs closes, benefits for ex patriate employees on international assignment should stay the same, in the aggregate, for one year following the transaction close. However, just as is the case today and as written in the CH2M Expatriate Employee Assignment Policy Manual, due to the many variables of international project work, changes to ex patriate benefits, policies and manuals may occur when circumstances warrant such action.  Post transaction close, Jacobs and CH2M will be going through a process to evaluate expat terms and conditions, including for purposes of potential harmonization.

Section 9 — Equity and Bonus Plans

1.              Q:  When will I receive payments from Jacobs for shares held directly in my name?  [Posted 10/26/2017]

A.                                    If you submit an election form prior to the election deadline, no further action will be required from you to receive your merger consideration and you should expect to receive a communication from Wells Fargo with respect to the cash and/or stock consideration to be paid to you in connection with the merger within 1-3 weeks following the closing.

If you do not submit an election form prior to the election deadline and you hold your shares of CH2M common stock directly in your name, you will receive a letter of transmittal from Wells Fargo, who is acting as the exchange agent for the merger. Once the merger closes, you will be required to complete and return that letter of transmittal and Wells Fargo will process payments upon receiving a validly completed letter of transmittal.

2.              Q:  When will I be able to sell any shares of Jacobs common stock I receive in exchange for my directly held shares?  [Posted 10/26/2017]

A.                                    The shares of Jacobs common stock you may receive will not be subject to the trading restrictions that currently apply to CH2M stock. You will be able to sell any shares of Jacobs common stock when you receive them based on the timelines set forth above. If the transaction closes, post-close you will need to consult the Jacobs insider trading policy before you agree to sell any shares of Jacobs common stock in order to comply with any applicable requirements of that policy.  As a reminder, you are prohibited by law from selling any Jacobs shares while in possession of material non-public information about Jacobs, which will include CH2M.

3.              Q:  When will I receive the merger consideration from Jacobs for shares held in my 401(k) Plan account?  [Posted 10/26/2017]

A.                                    You will receive a communication from Fidelity with respect to the cash and/or stock consideration to be allocated to your 401(k) Plan account in connection with the merger within 1-3 weeks following the closing.

4.              Q:  What will happen to my awards under CH2M’s Long Term Incentive Plan for the 2015 to 2017 and 2016 to 2018 Performance Periods?  [Posted 10/26/2017]

A.                                    As long as you are employed by CH2M as of the closing of the merger, you will be paid your LTIP award at target in cash for the performance periods ending December 31, 2017 and December 31, 2018 under the CH2M Long Term Incentive Plan. Individual participants who are not employed by CH2M as of the closing of the merger, who are not competing with CH2M and who meet the retirement definition under the applicable CH2M Long Term Incentive Plan (termination of employment by the participant on or after age 55, and if the sum of the participant’s age and years of service equals 65 or more) will receive a prorated LTIP payment award.

The cash payments described above will be made through CH2M’s payroll following the closing of the merger.

5.              Q:  What will happen to my bonus for 2017 under CH2M’s Annual Incentive Plan or CH2M’s Performance Bonus Program?  [Posted 10/26/2017]

A.                                    For participants in CH2M’s Annual Incentive Plan (also called the Short Term Incentive Plan) or CH2M’s Performance Bonus Program for 2017, payments will be paid in two installments.  75% of the actual amounts each employee would be entitled to (capped at target) will be paid within ten (10) days of the closing of the merger, based on the Company’s actual performance against its performance metrics through Q3 2017. The remaining amounts due, if any based on the Company’s actual performance against its performance metrics through year-end 2017, will be paid no later than March 15, 2018.  All such payments are subject to proration if an employee is employed by CH2M for less than the full year in 2017.

These payments will be subject to your continued employment through the date of payment, provided, that if you are terminated by Jacobs or CH2M without cause at or after transaction close but prior to payment of the bonuses, you will remain eligible to receive your bonus based on actual Company performance against its performance metrics, payable at the same time the bonuses are paid to other employees.

6.              Q:  What will happen to my bonus for 2017 under CH2M’s 2017 Client Account Management Sales Incentive Plan?  [Posted 10/26/2017]

A.                                    For participants in CH2M’s 2017 Client Account Management Sales Incentive Plan, payments will be paid when such payment would normally be paid, but no later than March 15, 2018, based on actual individual performance against established sales performance metrics.  All such payments are contingent upon any such employee’s continued employment with CH2M or Jacobs through the payment date.  However, if any such employee is terminated by Jacobs or CH2M without cause at or after transaction close but prior to payment, then such employee will remain entitled to any amounts earned under CH2M’s 2017 Client Account Management Sales Incentive Plan.

Additional Information and Where to Find It

In connection with the proposed acquisition of CH2M by Jacobs pursuant to the terms of an Agreement and Plan of Merger by and among CH2M, Jacobs and Merger Sub, Jacobs filed with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (the “Form S-4”) on September 19, 2017, Amendment No. 1 to the Form S-4 on October 24, 2017 and Amendment No. 2 to the Form S-4 on November 8, 2017, which filings contain a proxy statement of CH2M and a prospectus of Jacobs. The Form S-4 (as amended) was declared effective on November 9, 2017, and the definitive proxy statement/prospectus was mailed or otherwise disseminated to CH2M’s stockholders on or about November 10, 2017. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS) BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT JACOBS, CH2M AND THE MERGER. Investors may obtain free copies of the current proxy statement/prospectus, as well as other filings containing information about Jacobs and CH2M, without charge, at the SEC’s Internet website (http://www.sec.gov). Copies of these documents may also be obtained for free from the companies’ websites at www.jacobs.com or www.ch2m.com

Participants in Solicitation

Jacobs, CH2M and their respective officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of CH2M in connection with the proposed transaction. Information about Jacobs’ executive officers and directors is set forth in its Annual Report on Form 10-K, which was filed with the SEC on November 21, 2017 and its proxy statement for its 2017 annual meeting of stockholders, which was filed with the SEC on December 9, 2016. Information about CH2M’s executive officers and directors is set forth in its Annual Report on Form 10-K, which was filed with the SEC on March 7, 2017, and the proxy statements for its 2017 annual meeting of stockholders, which was filed with the SEC on April 24, 2017. Investors may obtain more detailed information regarding the direct and indirect interests of Jacobs, CH2M and their respective executive officers and directors in the acquisition by reading the preliminary and definitive proxy statement/prospectus regarding the proposed transaction filed with the SEC. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This document relates to a proposed business combination between Jacobs and CH2M. This document is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. This document is not a substitute for the proxy statement/prospectus or any other document that Jacobs may file with the SEC in connection with the proposed transaction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements

Certain statements contained in this document constitute forward-looking statements as such term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and such statements are intended to be covered by the safe harbor provided by the same. Statements made in this document that are not based on historical fact are forward-looking statements, including statements regarding whether and when the proposed transaction between Jacobs and CH2M will be consummated and the anticipated benefits thereof. Although such statements are based on management’s current estimates and expectations, and currently available competitive, financial, and economic data, forward-looking statements are inherently uncertain, and you should not place undue reliance on such statements as actual results may differ materially. We caution the reader that there are a variety of risks, uncertainties and other factors that could cause actual results to differ materially from what is contained, projected or implied by our forward-looking statements. The potential risks and uncertainties include, among others, the possibility that CH2M may be unable to obtain required stockholder approval or that other conditions to closing the transaction may not be satisfied, such that the transaction will not close or that the closing may be delayed; general economic conditions; the possibility of unexpected costs, liabilities or delays in connection with the transaction; risks that the transaction disrupts current plans and operations of the parties to the transaction; the ability to recognize the benefits of the transaction; the amount of the costs, fees, expenses and charges related to the transaction and the actual terms of any financings that will be obtained for the transaction; the outcome of any legal proceedings related to the transaction; the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement. For a description of some additional factors that may occur that could cause actual results to differ from forward-looking statements see the proxy statement/prospectus, Jacobs’ Annual Report on Form 10-K for the period ended September 29, 2017 and CH2M’s Annual Report on Form 10-K for the period ended December 30, 2016, and in particular the “Risk Factors” discussions thereunder as well as Jacobs’ and CH2M’s other filings with the Securities and Exchange Commission. Neither Jacobs nor CH2M is under any duty to update any of the forward-looking statements after the date of this document to conform to actual results, except as required by applicable law.